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                             July 6, 2022

       Andrew Reichert
       Chief Executive Officer
       Birgo Reiturn Fund Manager LLC
       848 W. North Avenue
       Pittsburg, PA 15233

                                                        Re: Birgo Reiturn Fund
Manager LLC
                                                            Amendment to Form
1-A
                                                            Filed June 30, 2022
                                                            File No. 024-11783

       Dear Mr. Reichert:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amended Form 1-A filed June 30, 2022

       General

   1.                                                   Refer to prior comment
1. We note that you continue to disclose on page 5 and elsewhere that you may offer
Units at a price that you believe reflects the NAV per Unit more appropriately than the
prior quarter   s NAV per Unit, including by updating a previously
                                                        disclosed offering
price, in cases where you believe there has been a material change
                                                        (positive or negative)
to your NAV per Unit since the end of the prior month. As
                                                        previously requested,
please revise your disclosure in your filing including, for example, the summary to clarify
the circumstances in which you may offer securities at a price other than the prior
quarter   s NAV per Unit. Also, clarify how you will communicate
                                                        those changes to
investors.
 Andrew Reichert
Birgo Reiturn Fund Manager LLC
July 6, 2022
Page 2


2. We note the disclosure on page 53 that you are either in exclusive negotiations for or are under contract for assets located at the following locations: (i) 130 Sunnyhill Drive,
      Beaver Falls, PA 15010 and (ii) 840 W North Ave, Pittsburgh, PA 15233. Please disclose the material terms of any contracts or other agreements for the purchase of assets and file such agreements as exhibits. In addition, please describe the properties to be acquired.
      See Item 8 of Form 1-A.
Plan of Operation
Acquisitions, page 53

3. We note your disclosure that you are either in exclusive negotiations for or are under contract for two properties. Please address the following:
          Please tell us and revise your filing to disclose if you determined that these property acquisitions are probable or not probable. Within your response, please provide a detailed analysis regarding your conclusion.
          To the extent you have identified any probable acquisitions that have a rental history, please tell us what consideration you gave to providing financial statements and pro forma financial information. Refer to Part F/S of Form 1-A.
          To the extent you have identified any probable acquisitions, please tell us if you will acquire such properties before or after qualification.

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Reichert
                                                           Division of
Corporation Finance
Comapany NameBirgo Reiturn Fund Manager LLC
                                                           Office of Real
Estate & Construction
July 6, 2022 Page 2
cc:       Charles R. Berry, Esq.
FirstName LastName